                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                SCHEDULE 13G

                 Under the Securities Exchange Act of 1934
                          (Amendment No.       )*
                                         ------

                        InVision Technologies, Inc.
                     ----------------------------------
                              (Name of Issuer)

                  Common Stock, par value $0.001 per share
                     ----------------------------------
                       (Title of Class of Securities)

                               461851 10 7
                     ----------------------------------
                              (CUSIP Number)


   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))


                              Page 1 of  7  Pages
                                        ---

CUSIP No. 461851 10 7                 13G                 Page  2  of  7  Pages
          ---------                                            ---    ---

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     HAKON Holdings, S.A.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization

     Luxembourg
-------------------------------------------------------------------------------
Number of Shares              (5) Sole Voting Power
 Beneficially                     242,737
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting Power
 Person With                      0
                             --------------------------------------------------
                              (7) Sole Dispositive Power
                                  242,737
                             --------------------------------------------------
                              (8) Shared Dispositive Power
                                  0
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person

     242,737
-------------------------------------------------------------------------------
(10) Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*

-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)

     5.44%
-------------------------------------------------------------------------------
(12) Type of Reporting Person*

     OO (Corporation)
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 461851 10 7                 13G                 Page  3  of  7  Pages
          ---------                                            ---    ---

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Bruno Trezza
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization

     Italy
-------------------------------------------------------------------------------
Number of Shares              (5) Sole Voting Power
 Beneficially                     261,273
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting Power
 Person With                      0
                             --------------------------------------------------
                              (7) Sole Dispositive Power
                                  261,273
                             --------------------------------------------------
                              (8) Shared Dispositive Power
                                  0
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person

     261,273
-------------------------------------------------------------------------------
(10) Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*

-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)

     5.83%
-------------------------------------------------------------------------------
(12) Type of Reporting Person*

     IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!



                                                          Page  4  of  7  Pages
                                                               ---    ---


ITEM 1(A).  NAME OF ISSUER

            InVision Technologies, Inc.
-------------------------------------------------------------------------------

ITEM 1(B).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

            3420 E. Third Avenue
            Foster City, CA 94404
-------------------------------------------------------------------------------

ITEM 2(A).  NAME OF PERSON(S) FILING

            HAKON Holdings, S.A.
            Bruno Trezza
-------------------------------------------------------------------------------

ITEM 2(B).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

            (i)  The address of HAKON Holdings, S.A. is:

                      2 Boulevard Royal
                      Luxembourg

            (ii) The address of Bruno Trezza is:

                      Via Orazio 30
                      Rome, Italy 00193
-------------------------------------------------------------------------------

ITEM 2(C).  CITIZENSHIP

            HAKON Holdings, S.A.    Luxembourg
            Bruno Trezza            Italy
-------------------------------------------------------------------------------

ITEM 2(D).  TITLE OF CLASS OF SECURITIES

            Common Stock, par value $0.001 per share
-------------------------------------------------------------------------------

ITEM 2(E).  CUSIP NUMBER

            461851 10 7
-------------------------------------------------------------------------------

ITEM 3.  TYPE OF PERSON

         Not Applicable
-------------------------------------------------------------------------------

                                                          Page  5  of  7  Pages
                                                               ---    ---

ITEM 4.  OWNERSHIP

    (a) Amount Beneficially Owned:

        HAKON Holdings, S.A. is the beneficial owner of 242,737 shares of the Common Stock of InVision Technologies, Inc. Bruno Trezza is the controlling stockholder of HAKON Holdings, Inc. In addition, Dr.
        Trezza has the right to acquire 18,536 shares of Common Stock pursuant to exercisable stock options within 60 days after December
        31, 1996.
    ---------------------------------------------------------------------------

    (b) Percent of Class:

        HAKON Holdings, S.A.    5.44%
        Bruno Trezza            5.83%
    ---------------------------------------------------------------------------

    (c) Number of shares as to which such person has:

          (i) sole power to vote or to direct the vote
              HAKON Holdings, S.A.    242,737 shares
              Bruno Trezza            261,273 shares
              -----------------------------------------------------------------
         (ii) shared power to vote or to direct the vote
              HAKON Holdings, S.A.    0
              Bruno Trezza            0
              -----------------------------------------------------------------
        (iii) sole power to dispose or to direct the disposition of
              HAKON Holdings, S.A.    242,737 shares
              Bruno Trezza            261,273 shares
              -----------------------------------------------------------------
         (iv) shared power to dispose or to direct the disposition of
              HAKON Holdings, S.A.    0
              Bruno Trezza            0
              -----------------------------------------------------------------

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         Not Applicable
-------------------------------------------------------------------------------

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         Not Applicable
-------------------------------------------------------------------------------


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         Not Applicable
-------------------------------------------------------------------------------


ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not Applicable
-------------------------------------------------------------------------------


ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

         Not Applicable
-------------------------------------------------------------------------------


ITEM 10. CERTIFICATION

         Not Applicable
-------------------------------------------------------------------------------

EXHIBIT A:   JOINT FILING STATEMENT

                                                          Page  6  of  7  Pages
                                                               ---    ---

                                  SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 1997

    HAKON HOLDINGS, S.A.                      BRUNO TREZZA



By:   /s/ Curtis P. DiSibio                     /s/ Curtis P. DiSibio
   -------------------------------------    -----------------------------------
Name: Curtis P. DiSibio, Attorney-in-fact   Curtis P. DiSibio, Attorney-in-fact

                                                          Page  7  of  7  Pages
                                                               ---    ---

                              EXHIBIT A

                        JOINT FILING STATEMENT


     Pursuant to Rule 13d-1(f)(1), we, the undersigned, hereby express our agreement that the attached Schedule 13G is filed on behalf of each of us.

Date:   February 11, 1997

                                 HAKON HOLDINGS, S.A.


                                 By:    /s/ Curtis P. DiSibio
                                    --------------------------------------
                                    Curtis P. DiSibio, Attorney-in-fact


                                BRUNO TREZZA


                                        /s/ Curtis P. DiSibio
                                 -----------------------------------------
                                    Curtis P. DiSibio, Attorney-in-fact